EXHIBIT 21.1

MedImmune, Inc. Subsidiaries

1)	MedImmune Oncology, Inc.
2)	MedImmune West, Inc.
3)	MedImmune Finance, Inc.
4)	MedImmune Pharma B.V.
5)	MedImmune Vaccines, Inc.
6)	MedImmune U.K. Ltd.
7)	MedImmune Ventures, Inc.
8)	MedImmune Distribution Holdings, Inc.
9)	MedImmune Distribution LLC
10)	Cellective Therapeutics, Inc.